Exhibit (e)(7)

Cognos Incorporated 3755 Riverside Drive, P.O. Box 9707, Stn. T Ottawa, ON KIG 4K9 Canada
613.738.1440 FAX: 613.738.0002

September 4, 2007

Mr. Chanchal Samanta

Dear Chanchal:

I am pleased to extend this offer of employment with Cognos Corporation. It is understood that your employment with us shall be for a term of three (3) months (Term), effective and commencing on closing of the Aquarius transaction (Closing, the date of which shall be the Closing Date). Your annual base salary will be US $220,000.00 (pro-rated for the Term) with an additional incentive component of US $70,000.00 (pro-rated for the Term), based on Corporate and individual performance and payable only if you remain employed with Cognos until the end of the Term. Cognos will pay you no less than 100% of such incentive component, pro-rated for the Term, provided that your employment with Cognos has not been terminated for Just Cause or you have not left Cognos without Good Reason (as those terms are defined in the Cognos Employment Agreement) prior to the end of the Term.

In addition to the above incentive bonus, you will be entitled to a retention bonus of $75,000.00 (Retention Bonus), as consideration for the relinquishment of your acceleration and equity rights as set-out below. The Retention Bonus will be automatically payable upon expiry of the Term or in the event that your employment is terminated by Cognos without Just Cause or by you for Good Reason – there shall be no Retention Bonus payable in the event that your employment is terminated for Just Cause or you have left Cognos without Good Reason prior to the end of the Term.

Our offer is conditional on you executing an Employment Agreement with Cognos substantially in the form attached to this letter (Cognos Employment Agreement) and which will contain employment terms and benefits equivalent to your peers, together with the following provisions:

1.               If your employment is terminated by Cognos without Just Cause or by you for Good Reason or in the event that you are not retained for permanent employment with Cognos at the end of the Term, you will be entitled to receive severance in an amount no less than the severance to which you would have otherwise been entitled pursuant to your Aquarius Employment Agreement (as defined below).

2.               As at the Closing Date, any employment, retention or similar agreement with Aquarius (Aquarius Employment Agreement) will terminate and be of no further effect, and you will relinquish any and all rights that you may have pursuant thereto including, without limitation, that which relates to accelerated vesting of any unvested Aquarius stock options (Unvested Options) as a result of Closing.

Cognos will assume the option plan(s) relating to your Unvested Options and convert such Unvested Options into Cognos stock options (Converted Options). The terms and conditions applicable to the Converted Options, namely the vesting schedule, shall remain the same as the terms and conditions

www.cognos.com

applicable to the Unvested Options, subject to the necessary adjustment in the exercise price. The Converted Options shall automatically vest in the event: (i) that your employment is terminated by Cognos without Just Cause, (ii) that your employment is terminated by you for any Good Reason , (iii) that you do not continue employment with Cognos in a permanent position at the end of the Term or, (iv) of your death or your inability to materially perform your obligations pursuant to this offer letter and the attached Cognos Employment Agreement due to disability (each an Event of Termination, the date of which, a Termination Date). Upon an Event of Termination, Cognos shall pay you any shortfall between the ‘in-the-money value’ of the Converted Options as at the Termination Date (taking into account any Converted Options which may have vested prior to the Termination Date) and the ‘in-the-money value’ that you would have otherwise received for that same amount of Converted Options as at the Closing Date.

In the event that you and Cognos decide to enter into a permanent employment arrangement at the end of the Term, any employment agreement relating to such permanent employment will be negotiated between the parties and will contain employment terms and benefits equivalent to your peers, together with the following provisions:

A.           If your permanent employment is terminated by Cognos without Just Cause or by you for Good Reason (as those terms are defined in the Cognos Employment Agreement and which will be mirrored in the new Cognos Employment Agreement), you will be entitled to receive severance in an amount no less than the severance to which you would have otherwise been entitled pursuant to your Aquarius Employment Agreement.

B.             Any remaining Converted Options as at the end of the Term (Remaining Converted Options) will continue to vest in accordance with the terms and conditions applicable to Converted Options.

C.             Cognos will grant you an award of Restricted Share Units (RSU’s), under its 2002-2015 Restricted Share Unit Plan (Incentive RSU’s), the number of which will be equal to 50% of (a) the ‘in-the-money value’ per Remaining Converted Option, (b) multiplied by the number of Remaining Converted Options, and (c) divided by the NASDAQ closing price of Cognos shares on the close of business on the date of the grant (Cognos Grant Date Price). The number of Incentive RSU’s shall be rounded up to the nearest whole number. These Incentive RSU’s shall automatically vest in the event that your permanent employment is terminated by Cognos without Just Cause or by you for any Good Reason.

By way of example, using the following assumptions: (i) a strike price of $30 per Remaining Converted Options, (ii) a Cognos Grant Date Price of $40 per share, (iii) 100,000 Remaining Converted Options – then you would receive: $10 (In-the-Money Value) X 100,000 (# of Remaining Converted Options) X 50% = $500,000 / $40 (Cognos Closing Date Price) = 12,500 Incentive RSU’s.

The Incentive RSU’s shall vest over two years (retroactive to the beginning of the Term) in the following proportions: 1/3 on the first anniversary of the Term and, 2/3 on the second anniversary of the Term. The Incentive RSU’s shall automatically vest upon termination of your permanent employment by Cognos without Just Cause or by you for Good Reason.

D.            You will be eligible, but not guaranteed, to participation in any share option, share purchase, profit-sharing, bonus or other incentive compensation plan commensurate with your position and reflective of Cognos policies.

2

Sincerely,

COGNOS CORPORATION

by:

/s/ W. John Jussup
W. John Jussup
Director

Encl. (Employment Agreement)

I agree with and accept the foregoing.

/s/ Chanchal Samanta
CHANCHAL SAMANTA

Sep 4, 2007
Date

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09/04/2007 (Revised)

COGNOS CORPORATION

EMPLOYMENT AGREEMENT

CHANCHAL SAMANTA

This Agreement, between Cognos Corporation (“Cognos” or the “Company”) and Chanchal Samanta (“You”), shall be effective on closing of the Aquarius transaction (“Effective Date”).

This Agreement sets out the particulars of the terms and conditions of your employment by Cognos as of the Effective Date. If there is any conflict between this Agreement and your offer letter, your offer letter will prevail.

The parties agree as follows:

1.          Duties:

1.01        Cognos will employ you initially in a position consistent with your current accountabilities at Aquarius (to be confirmed prior to closing of the Aquarius transaction and taking into consideration the relative size of Aquarius to Cognos), and you accept that employment under the terms set out in this Agreement. In the course of your employment and subject to your rights under Section 12 of this Agreement, you may be appointed to other positions within the Company or to positions with any one of the associated companies of Cognos and you may be assigned additional or other duties.

1.02        Subject to Section 12.03 and Schedule 1 and your rights as described therein, Cognos may transfer you, on a temporary or permanent basis, change your duties, responsibilities, or reporting relationships and the location of your employment, and those changes will not affect any other provision of this Agreement.

1.03        You will devote your full time and attention to the business and affairs of Cognos and its affiliates and will not, without consent in writing of Cognos, undertake any other business or occupation or become a director, officer, partner, employee or agent of any other company, firm or individual.

1.04        You may, without the necessity of obtaining any consent, undertake activities of a charitable or community nature and serve in any part-time or temporary post with any charitable organization or professional association, as long as those activities, in the sole discretion of Cognos, do not impair your ability to fulfill your obligations under this Agreement.

1.05        You will well and faithfully serve Cognos and its associated companies and use your best efforts to promote their interests.

2.          Term: Your employment with Cognos shall commence on the Effective Date and, unless earlier terminated by either you or the Company in accordance with the provisions of this

Agreement, shall continue for a period of three (3) months thereafter (the “Term”). No employment with a previous employer counts toward your period of continuous employment with Cognos.

3.          Relocation: You acknowledge that Cognos carries on its operations worldwide and during the course of your employment the location of your employment and reporting arrangements may be changed by Cognos. Your relocation expenses will be reimbursed in accordance with the prevailing Cognos policy in effect at that time.

4.          Hours of Work: Your initial days and hours of work will be as agreed with your manager. These days and hours are subject to change by Cognos to meet its needs. You acknowledge that your duties may require extra or irregular hours to meet or fulfill company requirements. If you are entitled to overtime pay under the applicable laws, you cannot work overtime unless it is authorized by the Company.

5.          Compensation:

5.01        Your compensation will be as set-out in your offer letter (“Base Salary”). Your Base Salary will be deemed to accrue from day to day and will be payable in semi-monthly installments in accordance with prevailing Cognos policies or practice.

5.02        You have no contractual entitlement to any increased or additional compensation except in strict compliance with your compensation plan and there is no right to the continuation or renewal of any particular plan. You will be paid net of any statutory or authorized deductions. You authorize Cognos to deduct from compensation payable to you or from any expense reimbursement payable to you the full amount of any debts or advances owed by you to Cognos.

5.03        Except as otherwise expressly stated in your offer letter, you have no contractual entitlement to any other bonus or incentive payment including, without limitation, participation in any share option, share purchase, profit-sharing or other incentive compensation plan.

6.          Travel & Expenses: Your duties may require you to travel away from home and incur expenses in connection with that travel or other duties under this Agreement. Cognos will reimburse you for all reasonable expenses incurred for travel, accommodation and other incidental costs in accordance with the Company’s prevailing travel and expenses policies in effect at the time the expense was incurred.

7.          Benefits:

7.01        You will be eligible to receive all benefits generally available to Cognos U.S.-based employees in comparable positions pursuant to the terms, conditions and limitations of the Company’s applicable general policies.

8.          Personnel Policies: In addition to the provisions of this Agreement, you will adhere to all policies of general applicability to Cognos employees. These policies do not create any contractual obligations on the part of the Company to you, either express or implied, and you should not consider or view these policies as any form of contract between you and the Company. Cognos may amend or revoke the provisions of these policies as may be necessary.

9.          Confidential Information:

9.01        During the course of your duties, you will acquire information about certain matters that is confidential to Cognos (including, for the purpose of this Agreement, any affiliated companies), and that is the exclusive property of Cognos, including, but not limited to: (a) product design and development information, (b) names, addresses, buying habits and preferences of current customers of Cognos as well as prospective customers, (c) pricing and sales policies, techniques and concepts, and (d) trade secrets and other confidential information concerning the business operations or affairs of Cognos, all of which information is “Confidential Information” for the purposes of this Agreement You will not at any time, whether during or after the termination of your employment for any reason, reveal to any person, company or entity any of the trade secrets or Confidential Information of the Company, except as may be required in the ordinary course of performing your duties as an employee of the Company to promote and advance the business of the Company. This restriction shall not apply to (i) information in the public domain through no fault of your own; (ii) information approved for release by written authorization of the Company; (iii) information revealed to other employees of the Company who need to know such confidential and/or trade secret information for the purposes of their employment; or (iv) information that may be required by law or an order of any court, agency or proceeding to be disclosed.

9.02        You shall keep secret all matters entrusted to you and shall not use or attempt to use any such information in any manner which may injure or cause loss or may be calculated to injure or cause loss to the Company whether directly or indirectly. You acknowledge that Confidential Information, if disclosed, could be used to the detriment of Cognos. Accordingly, you will not disclose any Confidential Information to any third party either: (a) during the term of your employment with Cognos (whether under this Agreement or any predecessor or successor to it), except as may be necessary for you to properly discharge your duties under this Agreement, or (b) following the termination of your employment, however caused, except with the written permission of Cognos. Any obligations of confidentiality arising under previous agreements with Cognos are continued and amended to conform with the terms of this Agreement. The foregoing restriction does not apply to any information or knowledge that becomes part of the public domain other than by unauthorized disclosure by you.

9.03        You agree that during your employment you shall not make, use or permit to be used any notes, memoranda, reports, proposals, lists, correspondence, records, drawings, specifications, sketches, blueprints, software programs, data or other materials of any nature in any form, whether written, printed or in digital format or otherwise, relating to any matter within the scope of the business of the Company or concerning any of its dealings or affairs (“Company Documentation”) otherwise than for the benefit of the Company. You agree that, after the termination of your employment for any reason, you shall not use or permit to be used any such Company Documentation, it being agreed that any of the foregoing shall be and remain the sole and exclusive property of the Company and that immediately upon the termination of your employment for any reason you shall deliver all of the foregoing, and all copies thereof, to the Company, at its main office.

9.04        You recognize that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes.

You agree that you owe the Company and such third parties, during the Term and thereafter, regardless for the reason for the termination of your employment, a duty to hold all such confidential or proprietary information in the strictest of confidence and not to disclose it to any person, firm or corporation (except as necessary in carrying out your work for the Company consistent with the Company’s agreement with such third party) or to use it for the benefit of anyone other than for the Company or such third party (consistent with the Company’s agreement with such third party) without the express written authorization of the Company.

10.    Inventions or Developments:

10.01           If at any time or times during your employment, you shall (either alone or with others) make, conceive, discover, reduce to practice or become possessed of any invention, modification, discovery, design, development, improvement, process, software program, work of authorship, documentation, publication, formula, data, technique, know-how, trade secret or intellectual property right whatsoever or any interest therein (whether or not patentable or registrable under copyright or similar statutes or subject to analogous protection) (herein called “Developments”) that: (i) relates to the business of the Company or any of the products or services being developed, manufactured or sold by the Company or which may conveniently be used in relation therewith; (ii) results from tasks assigned to you by the Company; or (iii) results from the use of premises or personal property (whether tangible or intangible) owned, leased or contracted for by the Company, such Developments and the benefits thereof shall immediately become the sole and absolute property of the Company and its assigns, as works made for hire or otherwise. You shall promptly disclose to the Company (or any persons designated by it) each such Development. You hereby assign any rights (including, but not limited to, any inventions, patentable subject matter, copyrights and trademarks) you may have or acquire in the Developments and benefits and/or rights resulting therefrom to the Company and its assigns without further compensation and shall communicate, without cost or delay, and without disclosing to others the same, all available information relating thereto (with all necessary plans and models) to the Company.

10.02           You shall, during your employment and at any time thereafter, at the request and cost of the Company, promptly sign, execute, make and do all such deeds, documents, acts and things as the Company and its duly authorized officers may reasonably require:

(a)                                  to apply for, obtain, register and vest in the name of the Company alone (unless the Company otherwise directs) patents, copyrights, trademarks or other analogous protection in any country throughout the world relating to a Development and when so obtained or vested to renew and restore the same; and

(b)                                 to defend any judicial, opposition or other proceedings in respect of such applications and any judicial, opposition or other proceeding, petition or application for revocation of any such patent, copyright, trademark or other analogous protection.

10.03           If the Company is unable, after reasonable effort, to secure your signature on any application for patent, copyright, trademark or other analogous registration or other documents regarding any legal protection relating to a Development, whether because of your physical or mental incapacity or for any other reason whatsoever, you hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as your agent and attorney-in-fact, to act for and on your behalf and stead to execute and file any such application or applications or other documents and to do all other lawfully permitted acts to further the prosecution and issuance of patent, copyright or trademark registrations or any other legal protection thereon with the same legal force and effect as if executed by you.

11.    Computer Security: It is the policy of Cognos to adhere strictly to the licensing conditions of any software that it uses. You are required to comply with this policy. You will not copy or distribute for your own use or for the use of any other person or company any software used or developed by Cognos without (a) obtaining the authorization of your supervisor and (b) taking all reasonable precautions to ensure that your use of the software neither corrupts nor destroys any existing software or data.

12.    Termination:

12.01           You may resign your employment voluntarily upon giving thirty (30) days prior written notice to Cognos. Cognos may waive the said notice by providing you with pay in lieu of notice. Except as otherwise stated in your offer letter, upon resignation, you will have no entitlement to compensation except for unpaid Base Salary. All of your benefits will cease upon the effective date of your resignation. For greater certainty, termination by you for Good Reason shall not constitute a voluntary resignation.

12.02           Cognos may terminate your employment at any time for Just Cause without notice or compensation in lieu of notice except as otherwise stated in your offer letter. All of your benefits will cease immediately upon termination of your employment for Just Cause.

12.03           If your employment is terminated by Cognos without Just Cause (including constructive dismissal) or you terminate your employment for any Good Reason or in the event that you are not retained for permanent employment with Cognos at the end of the Term, then the following provisions shall apply:

(a)  Cognos will continue to pay your monthly Base Salary and monthly payments equal to one twelfth (1/12) of your base target bonus of US $70,000.00, in each case less statutory deductions, for twelve (12) months from the date of termination. Cognos may elect to pay this as a single lump sum payment;

(b)  Cognos will continue, to the extent permitted by its carriers, all benefits for twelve (12) months from the date of termination. In the event that Cognos cannot continue to provide any benefit, it shall compensate you for the reasonable cost of your obtaining the said benefit to the extent you can obtain such benefit from a similar carrier;

(c)  Notwithstanding the terms of any plan or agreement to the contrary, all of your entitlements or rights pursuant to any share option plan shall continue to vest during the twelve (12) month period following the date of termination, and once vested shall be exercisable in accordance with the terms of the applicable plan; provided, however, that all of your Converted Options (as that term is defined in your offer letter) shall automatically become fully vested, and once vested shall be exercisable in accordance with the terms of the applicable plan(s).

12.05           The parties intend that payments and benefits under this Agreement comply with the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), where applicable. In the event that a payment or benefit to you under this Agreement in accordance with its terms would result in you incurring a tax arising under Section 409A of the Code (a “Section 409A Tax”), then you and Cognos shall work together in good faith to agree on an alternative payment schedule acceptable to both parties, or to amend this Agreement, where necessary or desirable, so that you do not incur a Section 409A Tax or you incur the least amount of Section 409A Tax as is possible under the circumstances. Cognos shall not be required to provide any “gross-up” of Section 409A Taxes or any other additional payment or benefit hereunder; and further provided that, if a satisfactory alternative payment schedule or amendment cannot be agreed to by the originally scheduled payment, distribution or benefit date, then Cognos shall proved such payment, distribution or benefit to you on the originally scheduled date.

12.06           The payments and benefits provided under this Agreement shall be reduced by any other severance or salary continuation payments, pay or benefits in lieu of notice, post-termination benefit continuation or similar payments or benefits to which you may be entitled under this Agreement, any other severance, salary continuation or similar agreement, arrangement, plan or policy of Cognos until adopted subsequent to this Agreement and in which you are a named beneficiary, or to which you may be entitled under applicable law, including the federal Worker Adjustment Retraining & Notification Act or any similar state or local plant or facility closing law.

12.07           To the extent that the payments and benefits under this Agreement, together with the payments and benefits provided to you, or for your benefit, under any other plan or agreement of Cognos (such payment or benefits, together, the “Benefits”) would be subject to the excise tax (the “Excise Tax”) imposed under Section 4999 of the Code, the Benefits shall be reduced (but not below zero) so that the maximum amount of the Benefits (after reduction) shall be one dollar ($1.00) less than the amount which would cause the Benefits to be subject to the Excise Tax (the “Parachute Payment Threshold”). Cognos shall reduce or eliminate the Benefits by first reducing or eliminating those payments or benefits which are not payable in cash and then by reducing or eliminating cash payments, in each case in reverse order beginning with payments or benefits which are to be paid farthest in time from the date of the determination.

12.08           The terms “Good Reason”, “Just Cause” and “Change of Control” will have the meanings ascribed thereto in Schedule 1 of this Agreement.

12.09           Coincident with, or immediately following termination of your employment, for whatever reason, you will surrender to Cognos any documents or electronic media containing Confidential Information referred to in Section 9, as well as any other property of Cognos in your control or possession (including without limitation: vehicles, access passes, equipment, credit cards, keys, books, records, reports, files, manuals, and literature) in good condition, normal wear and tear excepted.

12.10           Except to the extent contemplated in Sections 12.03(a), 12.03(c) above or otherwise stated in your offer letter, you shall not be entitled to any bonus or incentive payment which is not earned as of the date of termination of your employment.

12.11           Immediately following termination of your employment, for whatever reason, you will repay any outstanding debts or advances owing by you to Cognos and you authorize Cognos to deduct the amount of those debts or advances from any compensation amount payable to you following your termination. For greater certainty, any unearned vacation taken will constitute an advance owed by you to Cognos and any incentive payment, signing bonus or payment of relocation and/or immigration expenses which becomes repayable due to termination of employment, shall constitute a debt owed by you to Cognos.

12.12           You will not at any time after termination of your employment represent yourself as being in any way connected or interested in the business of Cognos or any of its group companies worldwide.

13.    Non-Solicitation of Employees: You agree that you will not, during your employment and for the period ending twelve (12) months after the date your employment is terminated, without the written consent of Cognos, directly or indirectly (a) employ or retain as an independent contractor any employee of Cognos Incorporated or any subsidiary or induce or solicit, or attempt to induce, any such person to leave his or her employment, (b) contact or solicit any designated customers of Cognos Incorporated or any subsidiary for the purpose of selling to those designated customers any products or services which are the same as, or competitive with, the products or services sold or licensed by Cognos Incorporated or any subsidiary. For the purpose of this section, a “designated customer” means a person who was a customer of the Cognos Incorporated or any subsidiary at any time during the twelve (12) months preceding the date that your employment terminated.

14.    Non-Competition: You will not, during your employment and for the period ending twelve (12) months after the date your employment is terminated, directly or indirectly or in any manner whatsoever, including either individually, or in partnership, jointly or in conjunction with any other person, or as principal, agent, owner, consultant, contractor, employee, executive, officer, director, advisor or shareholder: (a) be engaged in any undertaking, or (b) have any financial or other interest (including an interest by way of royalty or compensation arrangements) in or in respect of the business of any person which carries on a business; or (c) accept employment with, advise, render or provide services to, lend money to or guarantee the debts or obligations of any person or entity that carries on a business or undertaking anywhere, that is in competition with the products or services created, developed or under development, manufactured or planning to be manufactured, marketed or planning to be marketed, distributed or planning to be distributed, sold or planning to be sold, by Cognos Incorporated or any subsidiary at the time of your termination or within the six (6) month period prior to that date. Despite the above, you may own not more than five percent (5%) of any class of securities of an entity, the securities of which are listed on a recognized stock exchange or traded in the over the counter market in the United States or Canada, that carries on a business which is the substantially same as or which competes with the business of Cognos Incorporated or any subsidiary.

15.    Non-Disparagement: In further consideration of the amounts and rights granted or received or to be granted or received under this Agreement, you will not, during the twelve (12) month period following the termination of your employment (howsoever caused), utter, publish or broadcast any statements that disparage Cognos Incorporated (including its subsidiaries) or be critical in any manner or fashion of Cognos Incorporated (including its subsidiaries) or its business, including without limitation, its business strategy, products, management or employees.

16.    Legal Assistance: You will, during this Agreement and for a period two (2) years following its termination (however caused), supply such information and render such assistance as may be reasonably required by Cognos or any affiliated company in connection with any legal or quasi-legal proceeding to which either is or becomes a party.

17.    Assignment of Rights: The Company shall have the right to assign this Agreement to its successors and assigns, and all covenants and agreements hereunder shall inure to the benefit of and be enforceable by said successors or assigns. You shall not assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the Company, and any attempt to do so shall be void and of no force and effect.

18.    Notices: Any notice required or permitted to be given under this Agreement will be given in writing by personal delivery, registered mail or by facsimile, to you at your last known address and to Cognos at 15 Wayside Road, Burlington, MA 01803, to the attention of Human Resources Vice President.

19.    Severability: If any provision or part of this Agreement is deemed, or found to be, void, unenforceable or invalid by a court of competent jurisdiction, its remaining provisions or parts will remain in full force and effect.

20.    Amendment of Agreement: Any amendment to or modification of this Agreement, or any waiver of any provision hereof, shall be in writing and signed by the Company or it will have no effect. Any waiver by the Company of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach hereof.

21.    Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts and shall in all respects be interpreted, enforced and governed under the internal and domestic laws of such state, without giving effect to the principles of conflicts of laws of such state. Any claims or legal actions by one party against the other arising out of the relationship between the parties contemplated herein (whether or not arising under this Agreement) shall be governed by the laws of the Commonwealth of Massachusetts and shall be commenced and maintained in any state or federal court located in such state, and you hereby submit to the jurisdiction and venue of any such court.

22.    Construction: You hereby agree that each provision herein shall be treated as a separate and independent clause, and the unenforceability of any one clause shall in no way impair the enforceability of any of the other clauses of the Agreement. Moreover, if one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to scope, activity, subject or otherwise so as to be unenforceable at law, such provision or provisions shall be construed by the appropriate judicial body by limiting or reducing it or them, so as to be enforceable to the maximum extent compatible with the applicable law as it shall then appear. You hereby further agree that the language of all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning and not strictly for or against either of the parties. The descriptive section heading herein have been inserted for convenience only and shall not be deemed to define, limit, or otherwise affect the construction of any provision hereof.

23.    Injunctive Relief: In the event of a breach of this Agreement, you agree that the Company will not have an adequate remedy at law and that damages will not be readily ascertainable. You further agree that any breach of this Agreement will cause irreparable damage to the Company and that in the event of such breach the Company shall have, in addition to any and all remedies at law, the right to an injunction, specific performance or other equitable relief to prevent the violation of your obligations hereunder.

24.    Entire Agreement: Except as otherwise provided herein, this Agreement, together with your offer letter, represents the entire understanding among the parties with respect to the subject matter of this Agreement, and this Agreement supersedes any and all prior and contemporaneous understandings, agreements, plans, and negotiations, whether written or oral, with respect to the subject matter hereof and your employment with Aquarius. For greater certainty, as at the Effective Date, any employment, retention or similar agreement which you may have with Aquarius shall terminate and be of no further effect, and you hereby relinquish any and all rights that you may have pursuant thereto.

25.    Independent Legal Advice. You acknowledge your understanding of the effect of this Agreement (which includes your offer letter) and further acknowledges that he has signed this Agreement voluntarily without being subject to duress, coercion, undue influence or fraud of any kind and after having obtained independent legal advice or after having had the opportunity to do so.

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SCHEDULE 1

(DEFINITIONS)

1.                                       “Change of Control” means the occurrence in a single transaction or in a series of relating transactions of any one or more of the following events;

i.                                   Cognos Incorporated (“Inc.” for the purpose of Section 1 of this Schedule) is amalgamated, merged, consolidated or reorganized into or with another corporation or other legal person (excluding an Affiliate of Inc.), and as a result the holders of the voting shares immediately prior to that transaction hold less than a majority of the voting shares after that transaction;

ii.                                any individual, entity or group acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of Inc. whether through acquisition of previously issued and outstanding voting shares, or of voting shares that have not been previously issued, or any combination thereof, or any other transaction of similar effect;

iii.                             Inc. sells or otherwise transfers all or substantially all of its assets to any other corporation or other legal person, and as a result the holders of voting shares immediately prior to that transaction hold less than a majority of the voting shares of the acquiring corporation or person immediately after such transaction;

iv.                            more than 50% of the voting shares become subject to a voting trust; or

v.                               a report is filed pursuant to the Canada Business Corporations Act or under the Securities Act, Ontario or the Securities Exchange Act of 1934, as amended, disclosing that any person (as defined in the applicable legislation) has become the beneficial owner of securities representing more than 50% of the voting shares of Inc.;

provided however, that a Change in Control is deemed not to occur solely because any one of the following entities either files or becomes obligated to make a filing or submit a report contemplated in subparagraph (v) above, namely: (i) Inc., (ii) an entity in which Inc. directly or indirectly beneficially owns fifty percent (50%) or more of the voting securities, or (iii) any Inc. sponsored employee stock ownership plan or any other employee benefit plan of Inc.

2.                                       For the purposes of this agreement “Good Reason” means the occurrence of any of the following:

i.                                   Without your express written consent, the assignment to you of any duties materially inconsistent with your position, duties and responsibilities with Cognos, or the assignment to you of any duties materially inconsistent with your position at the time of the closing of a Change of Control (other than assigning you to a role of providing integration and transition support, at the level of your position at the time of the closing of a Change of Control) or action by Cognos which results in a material diminution in such authority, duties or responsibilities (other than assigning you to a role of providing integration and transition support, at the level of your position at the time of the closing of a Change of Control), excluding for this purpose any action not taken in bad faith and which is remedied by Cognos promptly upon receipt of notice thereof given by you;

ii.                                any material reduction in your Base Salary, benefits or perquisites, (in each case, as of the date of this Agreement); or

iii.                             the location of the Cognos facility where you are based being relocated (a) more than 50 miles from its current location as of the Plan Date and (b) more than 50 miles further from your residence as of the date of this Agreement.

3.                                       “Just Cause” means:

   i.                          the willful failure by you to perform your duties (other than by reason of any bona fide disability);

  ii.                          your misconduct involving the property, business or affairs of Inc. or any of its Affiliates, or in the carrying out of your duties or your theft, fraud or dishonesty;

 iii.                          your material breach of this Agreement; or

 iv.                         any other conduct by you that would be determined by the courts of the Commonwealth of Massachusetts to constitute just cause from time to time.

IN WITNESS the parties have executed this Agreement as a deed with effect as of the Effective Date.

COGNOS CORPORATION

By:	/s/ W. John Jussup	Director	Sep 4, 2007
	W. John Jussup	Title	Date

EMPLOYEE:

/s/ Chanchal Samanta	Sep 9, 2007
Name	Date

WITNESS:

/s/ Deborah L. Reichert	9/4/07
Name	Date

[Execution page to Employment Agreement]